

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 27, 2013

Via E-mail
Ms. Mercedes Johnson
Interim Chief Financial Officer
Intersil Corporation
1001 Murphy Ranch Road
Milpitas, California 95035

> **Re:**   **Intersil Corporation**
> **Form 10-K for the fiscal year ended December 28, 2012**
> **Filed February 22, 2013**
> **Form 10-Q for the quarterly period ended March 29, 2013**
> **Filed May 3, 2013**
> **File No. 000-29617**

Dear Ms. Johnson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 28, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Revenue, Cost of Revenue and Gross Margin, page 20

1. Although we note your disclosure that the 2012 revenue decrease was due to broad-based declines across all end markets, please revise future filings to better explain the reason for the significantly lower overall unit demand and lower

average sales prices for your products during each of the years presented and through the first quarter 2013. Please also indicate whether these trends are expected to continue. We note from analyst reports, for example, that your declining revenues and lower average sales prices for your products may be due to losing market share and commoditization of certain of your product lines. If true, please disclose in future filings, as applicable, these or any other known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on net sales, revenues or income from continuing operations. Please refer to Regulation S-K Item 303(a)(3)(iii).

Income Tax Expense (Benefit), page 23

2. We reference the discussion on page 23 that your income tax expense for 2012 included a $16.8 million charge related to a transfer pricing tax election to repatriate cash in connection with the Internal Revenue Service Audit for tax years 2005-2007 and 2008-2009. Please explain the transfer pricing tax election and clarify how this resulted in the $16.8 million charge.

3. We note the quantitative significance to your operating results in the past three years of the cost (benefit) from foreign income taxed at other than U.S. rates as disclosed on the income tax provision reconciliation on page 54. We also see the low effective tax rate on your foreign earnings from the tabular disclosure on pages 51 and 52. In light of the significant impact of lower taxes on foreign earnings to your operating results, in future filings please consider describing in MD&A the relationship between foreign pre-tax income and the foreign effective tax rate in greater detail. That is, discuss the actual foreign effective tax rate, with accompanying description of the primary jurisdictions where your foreign income is earned for tax purposes and the statutory rates and incentives in those jurisdictions, as this appears to be important information material to an understanding of your results of operations. Please refer to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350.

Critical Accounting Policies

Assessment of Recoverability of Goodwill, page 29

4. We note that revenues decreased significantly during the last two years and through the first quarter of 2013 compared to the prior period. Please explain to us how the declining revenue trend was considered in your assessment of the recoverability of goodwill.

Liquidity and Capital Resources, page 26

5. We note that approximately $152.1 million of your cash and cash equivalents and short-term investments was held by your foreign subsidiaries. We also note your disclosure that due to your transfer pricing tax election in connection with the IRS audit, you have provided for federal and state taxation at approximately 37.5% and will not be subject to further tax upon repatriation. Please respond to the following:

   • Clarify for us whether the second sentence is intended to indicate that all of the $152.1 million of your cash and cash equivalents and short-term investments held by your foreign subsidiaries is available for use in the U.S. without incurring further taxes.
   • Clarify for us how the $152.1 million of your cash and cash equivalents and short-term investments held by your foreign subsidiaries relates to, or is different from, the $162.3 million of cash discussed on page 54 that is allowed to be repatriated under the terms of your settlement with the IRS.
   • Explain to us how the $162.3 million of cash discussed on page 54 that is allowed to be repatriated under the terms of your settlement with the IRS relates to, or is different from, the $365.7 million of accumulated undistributed earnings discussed on page 55.
   • Tell us whether you repatriated any cash held at non-U.S. subsidiaries to the U.S. during fiscal 2012, 2011 and 2010 and explain the purpose for the repatriations and their tax impact.

Item 8. Financial Statements

Note 1. Revenue Recognition, page 44

6. Please explain to us the reason for the significant increase in allowance and deferrals in fiscal 2012 considering the significant decrease in revenues during the period.

Note 10. Income Taxes, page 51

7. We note your disclosure on page 23 that income taxes for 2012 included a $16.8 million charge related to a transfer pricing tax election and your disclosure on page 54 of this note that you made a $46.6 million cash payment and $11 million tax asset utilization for the IRS settlement discussed. Further you have indicated that you have increased your uncertain tax benefits, or UTBs, while also decreasing UTBs because of your settlement with the IRS. To help us better understand the disclosures included throughout the filing relating to your settlement with the IRS, and with a view to including improved disclosure in future filings, please provide us with a summary of your settlement agreement

with the IRS, including a brief description of the transfer pricing issues addressed, your obligations under the agreement – penalties, interest, additional taxes levied, repatriation of cash, tax asset utilization, etc., - and clearly explain to us how you accounted for these obligations in your financial statements. Identify each balance sheet and statement of operations caption impacted by that accounting.

8. Please explain to us the reasons for the $22.1 million increase in UTBs noted in the table on page 54.

Form 10-Q for the Quarterly Period Ended March 29, 2013

9. We reference the discussion in your first quarter 2013 earnings call about the projected annual effective tax rate of approximately 90% for 2013, exclusive of unspecified discrete items. Please explain to us the factors and the U.S. GAAP guidance that led management to determine the projected annual effective tax rate of approximately 90% and explain to us your reasons for concluding that this information should not be disclosed in your filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Praveen Kartholy at (202) 551-3778 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or Tim Buchmiller at (202) 551- 3635 with any other questions regarding our comments. You may also contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief